UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response.11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Century Realty Trust

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

156671-10-9

(CUSIP Number)

Ellyn Roberts

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Kurt C. McCracken

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 230,795
9. Sole Dispositive Power 0
10. Shared Dispositive Power 230,795

11. Aggregate Amount Beneficially Owned by Each Reporting Person 230,795

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.9%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Neil C. McKinnon

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 230,795
9. Sole Dispositive Power 0
10. Shared Dispositive Power 230,795

11. Aggregate Amount Beneficially Owned by Each Reporting Person ______

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.9%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Prana Holding Company, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 230,795
9. Sole Dispositive Power 0
10. Shared Dispositive Power 230,795

11. Aggregate Amount Beneficially Owned by Each Reporting Person 230,795

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.9%

14. Type of Reporting Person (See Instructions) OO, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Prana Real Estate Securities, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 230,795
9. Sole Dispositive Power 0
10. Shared Dispositive Power 230,795

11. Aggregate Amount Beneficially Owned by Each Reporting Person 230,795

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.9%

14. Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Prana Securities Manager, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 230,795
9. Sole Dispositive Power 0
10. Shared Dispositive Power 230,795

11. Aggregate Amount Beneficially Owned by Each Reporting Person 230,795

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.9%

14. Type of Reporting Person (See Instructions) OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Prana Securities Adviser, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 230,795
9. Sole Dispositive Power 0
10. Shared Dispositive Power 230,795

11. Aggregate Amount Beneficially Owned by Each Reporting Person 230,795

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.9%

14. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Prana Securities Fund I, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 230,795
9. Sole Dispositive Power 0
10. Shared Dispositive Power 230,795

11. Aggregate Amount Beneficially Owned by Each Reporting Person 230,795

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.9%

14. Type of Reporting Person (See Instructions) PN

Item 1. Security and Issuer

This statement relates to Shares of Beneficial Interest (the "Shares") of Century Realty Trust (the "Issuer"). The principal executive office of the Issuer is located at 823 Chamber of Commerce Building, Indianapolis, IN 46204.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Kurt C. McCracken, Neil C. McKinnon, Prana Holding Company, LLC ("Prana Holding Company"), Prana Real Estate Securities, LLC ("Prana Real Estate Securities"), Prana Securities Manager, LLC (the "General Partner"), Prana Securities Adviser, LLC (the "Investment Manager") and Prana Securities Fund I, L.P. (the "Fund") (collectively, the "Filers").

(b) The business address of all the Filers except Prana Real Estate Securities and Mr. McKinnon is 333 West 52nd Street, Suite 600, New York, NY 10019. The business address of Prana Real Estate Securities and Mr. McKinnon is 665 Third Street, Suite 450, San Francisco, CA 94107.

(c) Mr. McCracken is the Chairman and a Manager of Prana Holding Company. Mr. McKinnon is a Manager of Prana Real Estate Securities and the President and a Manager of Prana Holding Company. Prana Holding Company is the sole member and a Manager of Prana Real Estate Securities. Prana Real Estate Securities is the sole member of the General Partner and the Investment Manager, and a manager of the General Partner. The General Partner is the general partner of the Fund and the Investment Manager is the investment adviser to the Fund. The Fund is a Delaware limited partnership that invests primarily, but not solely, in securities issued by real estate investment trusts.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please see the cover sheet for each Filer for the citizenship of that Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Shares were as follows:

Purchaser	Source of Funds	Amount

Investment Manager*	Funds under management*	$2,677,380

* Purchases were made by the Investment Manager on behalf of the Fund.

Item 4. Purpose of Transaction

The Filers acquired the Shares for investment purposes, and such purchases were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Shares, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Shares by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Shares in open market transactions on the dates indicated, and such transactions are the only transactions in the Shares by the Filers since the most recent amendment of this Schedule 13D.

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Investment Manager*	Purchase	2/4/04	5,000	11.11
	Purchase	3/3/04	10,000	11.10
	Purchase	3/31/04	13,200	10.83

* Purchases were made by the Investment Manager on behalf of the Fund.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

The Investment Manager is the investment adviser to the Fund pursuant to an Investment Management Agreement and the General Partner is the general partner of the Fund pursuant to an Agreement of Limited Partnership. Those Agreements provide the Investment Manager and the General Partner the authority, among other things, to invest the funds of the Fund in the Shares, to vote and dispose of the Shares and to file this statement on behalf of the Fund. Pursuant to such Investment Management Agreement, the Investment Manager is entitled to fees based on assets under management. Pursuant to such Agreement of Limited Partnership, the General Partner is entitled to allocations based on realized and unrealized gains of the Fund. The Fund is filing this Schedule 13D jointly with the other Filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of the Fund should not be construed as an admission that it is, and the Fund disclaims that it is, the beneficial owner of any of the Shares covered by this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2004

Prana Holding Company, LLC By: /s/ Neil C. McKinnon President	Prana Real Estate Securities, LLC By: /s/ Neil C. McKinnon President

Prana Securities Adviser, LLC By: /s/ Neil C. McKinnon President	Prana Securities Manager, LLC By: /s/ Neil C. McKinnon President
Prana Securities Fund I, L.P. By: Prana Securities Manager, LLC, its General Partner By: /s/ Neil C. McKinnon President	/s/ Neil C. McKinnon /s/ Kurt C. McCracken